

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-197364
Subject to Completion, Dated April 11, 2016.

The Toronto-Dominion Bank

$

Leveraged Capped Basket-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (expected to be the third scheduled business day after the valuation date) is based on the performance of an unequally weighted basket of the ordinary shares of all 25 companies included in the MSCI Spain 25/50 Index as of March 29, 2016 (listed on P-3, with their weightings), as measured from the pricing date to and including the valuation date (expected to be between 15 and 17.5 months after the pricing date).

The weightings of the companies in the basket and the index are different. Therefore, the performance of the basket and the index may also be different. The weightings of each company in the basket is based on the weights of the companies in the index reweighted so that no company represents more than 5% of the basket. The excess weights have been distributed to each of the other companies that represent less than 5% of the index according to their weight in the index, provided that no company can be greater than 5% of the basket. See "Information Regarding the Basket and the Basket Components" on page P-18.

If the final basket level on the valuation date is greater than the initial basket level, the return on your notes will be positive and equal to two times the percentage change of the basket, subject to the maximum payment amount (expected to be between $1,350.00 and $1,410.00 for each $1,000 principal amount of your notes). The percentage change of the basket is the percentage increase or decrease in the final basket level from the initial basket level. The initial basket level is 100 and the final basket level will equal (i) 100 times (ii) the sum of 1 plus, as calculated for each basket component, (a) the percentage change of each company in the basket from the pricing date to the valuation date multiplied by (b) its weighting in the basket. **If the final basket level is less than the initial basket level, the return on your notes will be negative, and you may lose your entire principal amount.**

At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

- if the percentage change is positive (the final basket level is greater than the initial basket level), the *sum* of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) 200.00% *times* (c) the percentage change, subject to the maximum payment amount; or
- if the percentage change is zero or negative (the final basket level is equal to or less than the initial basket level), the *sum* of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the percentage change.

Decreases in price of companies in the basket may offset increases in the price of other companies in the basket. The performance of the companies in the basket with the higher weightings will have a larger impact on your return on the notes. The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange. You should read the disclosure herein to better understand the terms and risks of your investment. See "Additional Risk Factors" on page P-8 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $960.00 and $980.00 per $1,000 principal amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes (which it is not obligated to do), see "Additional Information Regarding Estimated Value of the Notes" on page P-2.

	Public Offering Price	Underwriting Discount	Proceeds to TD
Per Note	$1,000.00	$11.90	$988.10
Total	$	$	$

TD Securities (USA) LLC

Goldman, Sachs & Co.
Agent

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. **Unless we or GS&Co., or any of our or their respective affiliates, informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.**

Additional Information Regarding Estimated Value of the Notes

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $960.00 and $980.00 per $1,000 principal amount, which is less than the public offering price of your notes. The pricing models used to determine the estimated value consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. The difference between the estimated value of your notes and the public offering price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

The price at which GS&Co. will make a market in the notes (if it makes a market, which it is not obligated to do), and the value of your notes shown on your account statement, will be based on pricing models and variables similar to those used in determining the estimated value on the pricing date. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.'s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $[ ] per $1,000 principal amount, which exceeds the estimated value of your notes on the pricing date. The amount of the excess will decline on a straight line basis over the period from the pricing date through approximately 4 months after the pricing date.

We urge you to read the "Additional Risk Factors" beginning on page P-8 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank ("TD")
Issue:	Senior Debt Securities
Type of Note:	Leveraged Capped Basket-Linked Notes (the "Notes")
Term:	Expected to be between 15 and 17.5 months
Basket:	An unequally weighted basket comprised of the ordinary shares of the 25 Spanish companies (each, a "Basket Component") included in the Index:

Bloomberg Ticker	Basket Component	Primary Exchange	Type of Security	Weight in the Index on March 29, 2016*	Component Weighting**	Initial Basket Component Prices (EUR)
ABE SQ	Abertis Infraestructuras, S.A.	Primer Mercado	Ordinary Shares	3.21%	4.476537%	
ACS SQ	ACS, Actividades de Construcción y Servicios, S.A.	Primer Mercado	Ordinary Shares	2.42%	3.372346%	
AENA SQ	Aena, S.A.	Primer Mercado	Ordinary Shares	3.29%	4.588419%	
AMS SQ	Amadeus IT Holding, S.A.	Primer Mercado	Ordinary Shares	4.33%	5.000000%	
BBVA SQ	Banco Bilbao Vizcaya Argentaria, S.A.	Primer Mercado	Ordinary Shares	8.16%	5.000000%	
BKIA SQ	Bankia, S.A.	Primer Mercado	Ordinary Shares	2.00%	2.784233%	
BKT SQ	Bankinter, S.A.	Primer Mercado	Ordinary Shares	2.23%	3.108176%	
CABK SQ	Caixabank, S.A.	Primer Mercado	Ordinary Shares	2.94%	4.101460%	
DIA SQ	Distribuidora Internacional de Alimentación, S.A.U.	Primer Mercado	Ordinary Shares	1.64%	2.283202%	
ELE SQ	Endesa, S.A.	Primer Mercado	Ordinary Shares	2.62%	3.657137%	
ENG SQ	Enagás, S.A.	Primer Mercado	Ordinary Shares	2.70%	3.757036%	
FER SQ	Ferrovial, S.A.	Primer Mercado	Ordinary Shares	3.47%	4.839770%	
GAS SQ	Gas Natural SDG, S.A.	Primer Mercado	Ordinary Shares	2.88%	4.015354%	
GRF SQ	Grifols, S.A.	Primer Mercado	Ordinary Shares	2.66%	3.712729%	
IBE SQ	Iberdrola, S.A.	Primer Mercado	Ordinary Shares	6.59%	5.000000%	
IAG SQ	International Consolidated Airlines Group, S.A.	Primer Mercado	Ordinary Shares	2.62%	3.649055%	
ITX SQ	Industria de Diseño Textil, S.A.	Primer Mercado	Ordinary Shares	6.27%	5.000000%	
MAP SQ	MAPFRE, S.A.	Primer Mercado	Ordinary Shares	1.47%	2.047177%	
POP SQ	Banco Popular Español, S.A.	Primer Mercado	Ordinary Shares	2.00%	2.785348%	
REE SQ	Red Eléctrica Corporación, S.A.	Primer Mercado	Ordinary Shares	3.50%	4.870562%	
REP SQ	Repsol, S.A.	Primer Mercado	Ordinary Shares	4.17%	5.000000%	
SAB SQ	Banco De Sabadell, S.A.	Primer Mercado	Ordinary Shares	3.50%	4.871538%	
SAN SQ	Banco Santander, S.A.	Primer Mercado	Ordinary Shares	13.97%	5.000000%	
TEF SQ	Telefónica, S.A.	Primer Mercado	Ordinary Shares	9.87%	5.000000%	

					2.079920%	
ZOT SQ	Zardoya Otis, S.A.	Primer Mercado	Ordinary Shares	1.49%		

* With respect to each Basket Component, its closing price on the Pricing Date.

**Determined by the Calculation Agent as described under "Information Regarding the Basket and the Basket Components — Basket Components". Component Weightings may not add up to 100% due to rounding.

Index:	The MSCI Spain 25/50 Index (Bloomberg Ticker: M1ES2550 Index)
Basket Component Issuer:	The issuer of a Basket Component
CUSIP / ISIN:	89114QVF2 / US89114QVF26
Agents:	TD Securities (USA) LLC ("TDS") and Goldman, Sachs & Co. ("GS&Co.")
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $ in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.
Pricing Date:	Expected to be April 13, 2016
Issue Date:	Expected to be April 20, 2016 (scheduled to be five Business Days following the Pricing Date).
Valuation Date:	Expected to be between 15 and 17.5 months after the Pricing Date, subject to postponement for market and other disruptions, as described in "—Final Basket Component Price" below.
Maturity Date:	[ ] (scheduled to be three Business Days following the Valuation Date), subject to postponement for market and other disruptions, as described under "General Terms of the Notes — Maturity Date" on page PS-23 in the product prospectus supplement and in "—Final Basket Component Price" below.
Payment at Maturity:	For each $1,000 principal amount of the Notes, we will pay you on the Maturity Date an amount in cash equal: ● if the Final Basket Level is *greater than* or *equal to* the Cap Level, the Maximum Payment Amount; ● if the Final Basket Level is *greater than* the Initial Basket Level but *less than* the Cap Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Leverage Factor *times* (c) the Percentage Change; or ● if the Final Basket Level is equal to or *less than* the Initial Basket Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Percentage Change **If the Final Basket Level is less than the Initial Basket Level, the investor will receive less than the principal amount of the Notes at maturity and may lose their entire principal amount.**
Leverage Factor:	200.00%
Cap Level:	Expected to be between 117.50% and 120.50% of the Initial Basket Level (to be determined on the Pricing Date)

Maximum Payment Amount:	Between $1,350.00 and $1,410.00 per $1,000 principal amount of the Notes (135.00% - 141.00% of the principal amount of the Notes). As a result of the Maximum Payment Amount, the maximum return at maturity of the Notes will be 35.00% - 41.00% of the principal amount of the Notes. The actual Maximum Payment Amount will be determined on the Pricing Date.
Percentage Change:	The quotient of (1) the Final Basket Level minus the Initial Basket Level divided by (2) the Initial Basket Level, expressed as a percentage.
Initial Basket Level:	To be set to 100 on the Pricing Date.
Final Basket Level:	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component multiplied by its Component Weighting)]
Basket Component Returns:	With respect to each Basket Component: $$\frac{\text{Final Basket Component Price - Initial Basket Component Price}}{\text{Initial Basket Component Price}}$$
Initial Basket Component Price:	With respect to each Basket Component, its closing price on the Pricing Date, as shown in the table above, subject to adjustment as provided under "General Terms of the Notes —Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement.
Final Basket Component Price:	With respect to each Basket Component, its closing price on the Valuation Date, subject to adjustment as provided under "General Terms of the Notes —Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement. If the originally scheduled Valuation Date is not a Trading Day with respect to a Basket Component or a market disruption event with respect to a Basket Component occurs or is continuing on the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be its closing price on the first Trading Day for such Basket Component following the originally scheduled Valuation Date on which the Calculation Agent determines that a market disruption event does not occur or is not continuing. If a market disruption event with respect to such Basket Component occurs or is continuing on each Trading Day to and including the tenth Trading Day following the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be determined by the Calculation Agent on that day, regardless of whether such day is a Trading Day or the occurrence or continuation of a market disruption event on that day. For the avoidance of doubt, if the originally scheduled Valuation Date is a Trading Day and no market disruption event exists on that day with respect to a Basket Component, the determination of that Basket Component's Final Basket Component Price will be made on the originally scheduled Valuation Date, irrespective of the non-Trading Day status or the existence of a market disruption event with respect to any other Basket Component. For definition of a market disruption event, see "General Terms of the Notes — Market Disruption Events" beginning on page PS-25 of the product prospectus supplement. If the originally scheduled Valuation Date is postponed due to a non-Trading Day or a market disruption event for any Basket Component, the Maturity Date will be postponed to the third Business Day after the postponed Valuation Date.
Closing Price of a Basket Component:	With respect to each Basket Component, on any Trading Day, the official closing price of that Basket Component as quoted on the Primary Exchange.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
Trading Day:	A Trading Day with respect to a Basket Component means a day on which the Primary Exchange is scheduled to be open for trading.

U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as a pre-paid derivative contract with respect to the Basket. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus.

The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-8 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-4 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated July 28, 2014:
  http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated August 31, 2015:
  http://www.sec.gov/Archives/edgar/data/947263/000089109215007724/e65847_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" beginning on page PS-4 in the product prospectus supplement and "Risk Factors" on page 1 in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire principal amount if there is a decline in the level of the Basket. If the Final Basket Level is less than the Initial Basket Level, you will lose a portion of the principal amount in an amount equal to the negative Percentage Change times $1,000. Specifically, you will lose 1% of the principal amount of each of your Notes for every 1% negative Percentage Change and you may lose your entire principal amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Basket Components.

The opportunity to participate in the possible increases in the level of the Basket through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Payment Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Basket Level exceeding the Cap Level no matter how much the level of the Basket may rise above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Basket Components.

Changes in the Price of One Basket Component May Be Offset by Changes in the Price of the Other Basket Components.

A change in the price of one Basket Component may not correlate with changes in the prices of the other Basket Components. The price of one or more Basket Components may increase, while the price of one or more other Basket Components may not increase as much, or may even decrease. Therefore, in determining the price of the Basket as of any time, increases in the price of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the price of one or more other Basket Components. Because the weightings of the Basket Components are not equal, the performances of the Basket Components with higher Component Weightings will have a significantly larger impact on your return on the Notes than the performance of the Basket Components with lower Component Weightings.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Basket, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes is to conduct hedging activities for us in connection with the Notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS, GS&Co. and our or their respective affiliates may make a market for the Notes; however, they are not required to do so. TDS, GS&Co. and our or their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the prices of the Basket Components and, as a result, you may suffer substantial losses.

If the Price of the Basket Components Change, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket Components. Changes in the closing prices of the Basket Components may not result in a comparable change in the market value of your Notes. Even if the closing prices of the Basket Components increase above the Initial Basket Component Prices during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Amount Payable on Your Notes Is Not Linked to the Closing Prices of the Basket Components at Any Time Other than the Valuation Date.

The Final Basket Level will be based on the closing prices of the Basket Components on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing prices of the Basket Components dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the closing prices of the Basket Components prior to such drop in the closing prices of the Basket Components. Although the actual closing prices of the Basket Components on the Maturity Date or at other times during the life of your Notes may be higher than their prices on the Valuation Date, you will not benefit from the prices of the Basket Components at any time other than the closing price on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate principal amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the principal amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at principal amount. If you purchase your Notes at a premium to principal amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at principal amount or a discount to principal amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to principal amount. For example, if you purchase your Notes at a premium to principal amount, the Cap Level will only permit a lower positive return in your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount. Similarly, you may have a negative return on the Notes even if the Final Basket Level is equal to or greater than the Initial Basket Level.

The Business Activities of the Basket Component Issuers or their Affiliates or GS&Co. or its Affiliates May Create Conflicts of Interest.

We, GS&Co. and our or their respective affiliates expect to engage in trading activities related to one or more Basket Component Issuers that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we, GS&Co., and our or their respective affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of a Basket Component, could be adverse to the interests of the holders of the Notes. We, GS&Co. and one or more of our or their respective affiliates may, at present or in the future, engage in business with the Basket Component Issuers, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Notes. Moreover, we, GS&Co. and our or their respective affiliates may have published, and in the future expect to publish, research reports with respect to most or even all of the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Even if we or our affiliates or GS&Co. or its affiliates provides research that expresses a negative opinion about one or more of the Basket Components, or if market conditions in the finance sector or otherwise change, the composition of the Basket will not change during the term of the Notes (except under the limited circumstances described below). Any of these activities by us or one or more of our or their affiliates may affect the prices of the Basket Component and, therefore, the market value of the Notes.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Will Be Less Than the Public Offering Price of Your Notes.

The public offering price for your Notes will exceed the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date. This estimated value is set forth under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement. As discussed in such section, the pricing models that are used to determine the estimated value of your Notes consider our credit spreads. After the Pricing Date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement.

The Value of the Notes Shown in Your GS&Co. Account Statements and the Price at Which GS&Co. Would Buy or Sell Your Notes (if GS&Co. Makes a Market, Which It is Not Obligated to Do) Will Be Based on the Estimated Value of Your Notes.

The price at which GS&Co. would initially buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, exceeds the estimated value of your Notes as determined by reference to GS&Co.'s pricing models and taking into account TD's credit spreads. As agreed by GS&Co., the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement. Thereafter, if GS&Co. buys or sells your Notes, it will do so at prices that reflect the estimated value at that time determined by reference to pricing models and taking into account variables similar to those used in determining the estimated value on the Pricing Date. The price at which GS&Co. will buy or sell your Notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your Notes at the time the terms of your Notes are set on the Pricing Date, as disclosed under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement, the pricing models consider certain variables, including principally TD's credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. These pricing models rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your Notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your Notes determined by reference to GS&Co.'s models due to, among other things, any differences in pricing models or assumptions used by others.

In addition to the factors discussed above, the value and quoted price of your Notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the Notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in TD's creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that GS&Co. makes a market in the Notes, the quoted price will reflect the estimated value determined at that time using pricing models and variables similar to those used in determining the estimated value on the Pricing Date, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your Notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your Notes at any price and, in this regard, GS&Co. is not obligated to make a market in the Notes. See "—There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses" above.

The Temporary Price at Which GS&Co. May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which GS&Co. may initially buy or sell the Notes in the secondary market (if GS&Co. makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which GS&Co. may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Basket;

- the dividend rates of the Basket Components;

- economic, financial, regulatory and political, military or other events that may affect the prices of any of the Basket Components and thus the level of the Basket;

- the correlation among the Basket Components;

- other interest rate and yield rates in the market;

- the time remaining until your Notes mature;

- fluctuations in the exchange rate between currencies in which the relevant ordinary shares are quoted and traded and the U.S. dollar; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

You cannot predict the future levels of the Basket based on its hypothetical historical performance. The actual change in the level of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Basket or to the hypothetical examples shown elsewhere in this pricing supplement.

The Method of Selecting the Basket Components May Not Result in a Positive Percentage Change.

The Basket consists of the ordinary shares of the 25 Spanish companies included in the Index on March 29, 2016 as described under "Information Regarding the Basket and the Basket Components" on page P-18 of this pricing supplement. The Calculation Agent capped the weight of any Basket Component that was weighted at more than 5% in the Index at 5%, and distributed the excess weight to each of the other non-capped Basket Components pro rata according to their weights in the Index. The Calculation Agent repeated this reweighting process iteratively until no Basket Component was weighted more than 5%, and the Component Weightings were thus established. There can be no assurance that the methodology used to select and determine the Component Weightings of the Basket Components will result in a positive Percentage Change. In fact, consideration of the likelihood of an increase in the prices of the Basket Components during the term of your Notes was not part of the selection process. If the Percentage Change is negative, you will lose a portion of your investment in the Notes and may lose your entire investment depending on the performance of the Basket. A Basket Component selected using different criteria may result in a positive return and therefore a higher Payment at Maturity than that which you may receive on the Notes.

The Basket Is Static and Was Selected Using Data as of March 29, 2016, Not as of the Pricing Date.

The Basket is static, meaning that the Basket Components will not change even if the Index Constituents change; for example, if a stock is removed from the Index because it becomes a small capitalization stock or if a new stock is added to the Index. In addition, because the Component Weightings of the Basket Components were established using data as of March 29, 2016, the weightings have not been updated as of the Pricing Date and will not reflect any changes in weightings of the stocks comprising the Index. As a result, there can be no assurance that the Basket will perform as well as one selected and weighted using data as of the Pricing Date or one selected and weighted using a different date.

The Basket and the Index From Which the Basket Components Are Selected Are Different and the Performance of the Basket May Not Correlate with the Performance of the Index.

The Basket reweights the 25 stocks that comprise the Index. The Component Weightings will be different from the weightings of the Index Constituents. Therefore, while the Basket will be comprised of the stocks in the Index, the performance of the Basket will not necessarily follow the performance of the Index, and consequently, the return on the Notes will not be the same as investing directly in an index fund, in the Index or in the Index Constituents, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Index. In fact, there is a risk that the performance of the Basket may be significantly worse than the performance of the Index.

The Calculation Agent May be Required to Replace a Basket Component if the Existing Basket Component Experiences Certain Corporate Events.

Each Basket Component was selected on March 29, 2016. If a reorganization event with respect to a Basket Component or a Basket Component Issuer occurs during the life of your Notes and anti-dilution protection is not available (see "—You Will Have Limited Anti-Dilution Protection" below), e.g., the Basket Component Issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, the Calculation Agent in its sole discretion may replace such Basket Component. The replacement of any Basket Component may have an adverse impact on the value of the Basket.

An Investment in the Notes Will Be Subject to Risks Associated with Non-U.S. Securities Markets.

Your Notes are linked to the ordinary shares of the 25 Spanish companies included in the Index. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities are subject to political, economic, financial and social factors that are unique to such country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect such non-U.S. securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

Risks of Investing in Spain.

Your Notes are linked to the ordinary shares of the 25 Spanish companies included in the Index. These Spanish companies may subject to legal, regulatory, political, currency, security, and economic risk specific to Spain. Among other things, Spain's economy has been characterized by slow growth over the past few years due to factors such as low housing sales and construction declines, and the international credit crisis.

Your Notes Are Linked to Basket Components That Are Traded in Non-U.S. Currencies But Are Not Adjusted to Reflect Their U.S. Dollar Value, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in Exchange Rates.

Because your Notes are linked to Basket Components that are traded in non-U.S. currencies but are not adjusted to reflect their U.S. dollar value, the amount payable on your Notes at maturity will not be adjusted for changes in the applicable non-U.S. currency/U.S. dollar exchange rates. The amount payable on the Maturity Date will be based solely upon the overall change in the price of the Basket Components over the life of your Notes. Changes in exchange rates, however, may reflect changes in the economy of the countries in which the Basket Components are listed that, in turn, may affect the level of the Basket.

Your Notes are Linked to the Basket Components and Therefore the Price Movements of Those Basket Components.

Your Notes are linked to the 25 Basket Components, and the return on your Notes is therefore affected by the movements in the market prices of those Basket Components. Each Basket Component Issuer faces its own business risks and challenges, which may adversely affect the Basket Component's price. In addition, the Basket Component will not change (except as described below under "—You Will Have Limited Anti-Dilution Protection"), and your Notes will remain linked to the Basket Components even if one or more of the Basket Component Issuers is experiencing severe business risks and challenges. It is possible that large declines in the prices of one or more Basket Components could affect the Percentage Change such that you would lose a portion or your entire investment in the Notes.

If the Level of the Basket Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket. Changes in the level of the Basket may not result in a comparable change in the market value of your Notes. This is because your Payment at Maturity will be based only on the Final Basket Level. If the Percentage Change is negative (i.e., the Final Basket Level is less than the Initial Basket Level), you could lose all or a substantial portion of your investment in the Notes. We discuss some of the reasons for this disparity under "— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" and "—Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Basket Components" above.

As of the Date of this Pricing Supplement, There is No History for the Closing Levels of the Basket.

The Payment at Maturity, if any, for each of your Notes is linked to the Percentage Change in the Basket, which will begin to be calculated on the Pricing Date. Since there will be no actual history for the closing levels of the Basket, no actual historical information about the closing levels of the Basket will be available for you to consider in making an independent investigation of the performance of the Basket, which may make it difficult for you to make an informed decision with respect to an investment in your Notes.

There Is Limited Hypothetical Historical Information About the Basket.

The Notes are linked to the performance of the Basket, which was constructed March 29, 2016. Because one of the Basket Components, AENA SA, has available historical data only from February 11, 2015 through April 7, 2016, hypothetical historical closing levels of the Basket are only available for this period. Because the hypothetical historical levels of the Basket are unavailable prior to April 7, 2016, limited hypothetical historical Basket level information will be available for you to consider in making an informed decision with respect to the Notes.

Hypothetical Past Basket Performance is No Guide to Future Performance.

The actual performance of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little relation to the hypothetical historical closing levels of the Basket (when available) or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Basket Components.

The return on your Notes will not reflect the return you would realize if you actually owned the Basket Components and received the dividends paid on those Basket Components. You will not receive any dividends that may be paid on any of the Basket Components by the Basket Component Issuers. See "— You Have No Shareholder Rights or Rights to Receive any Basket Components" below for additional information.

There is No Affiliation Between the Basket Component Issuers and Us.

We are not affiliated with the Basket Component Issuers. However, we or our affiliates may currently or from time to time in the future engage in business with the Basket Component Issuers. Nevertheless, neither we nor any of our affiliates are responsible for any Basket Component Issuer's public disclosure of information whether contained in SEC filings or otherwise. In connection with the offering of the Notes, none of us, GS&Co., or our or their respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in your Notes, should make your own investigation into the Basket Component Issuers. See "Information Regarding the Basket and the Basket Components" on page P-18 of this pricing supplement for additional information about the Basket.

No Basket Component Issuer Will Have Any Role or Responsibilities with Respect to the Notes.

None of the issuers of the Basket Components will have authorized or approved the Notes, or will be involved in this offering. No such company will have any financial or legal obligation with respect to the Notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the Basket Components or the Notes. No such company will receive any of the proceeds from any offering of the Notes. No issuer of any Basket Component or any other company will be responsible for, or participate in, the determination or calculation of the Payment at Maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the original Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting a Basket Component has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes— Role of Calculation Agent" in the product prospectus supplement.

You Have No Shareholder Rights or Rights to Receive any Basket Components.

Investing in your Notes will not make you a holder of any of the Basket Components. Neither you nor any other holder or owner of your Notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Basket Components. Your Notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of the Basket Components.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Basket Component Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect a Basket Component, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every corporate event that may affect a Basket Component. For example, the Calculation Agent will not make any adjustments for events such as an offering by a Basket Component Issuer, a tender or exchange offer for the Basket Component Issuer's shares at a premium to its then-current market price or a tender or exchange offer for less than all outstanding shares of that Basket Component Issuer by a third party. Those events or other actions by the Basket Component Issuer or a third party may nevertheless adversely affect the price of a Basket Component, and adversely affect the value of your Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences."

If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Basket levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Final Basket Levels and Final Basket Component Prices that are entirely hypothetical; the Basket level on any day throughout the life of the Notes, including the Final Basket Level on the Valuation Date, cannot be predicted. The Basket Components have been highly volatile in the past — meaning that the closing prices of the Basket Components have changed considerably in relatively short periods — and the performance of the Basket cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the original Issue Date at the principal amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Basket Components and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date (as determined by reference to pricing models used by us) is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see "Additional Risk Factors — The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Will Be Less Than the Public Offering Price of Your Notes" on page P-10 of this pricing supplement. The information in the table also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions	
Principal Amount	$1,000
Initial Basket Level	100
Leverage Factor	200.00%
Hypothetical Cap Level	117.50 (117.50% of the Initial Basket Level)
Hypothetical Maximum Payment Amount	$1,350.00
Neither a market disruption event nor a non-Trading Day occurs with respect to any Basket Component on the originally scheduled Valuation Date	
No change in or affecting any of the Basket Components or the method by which an Basket Component Issuer calculates the relevant Basket Component	
Notes purchased on the Issue Date at the principal amount and held to the Maturity Date	

Moreover, we have not yet set the Initial Basket Component Prices that will serve as the baseline for determining the Percentage Change and the amount that we will pay on your Notes, if any, at maturity. We will not do so until the Pricing Date. As a result, the actual Initial Basket Component Prices may differ substantially from the closing prices of the Basket Components prior to the Pricing Date. For these reasons the actual performance of the Basket over the life of your Notes, as well as the payment at maturity, if any, may bear little relation to the hypothetical examples shown below or to the hypothetical closing levels of the Basket or the historical closing prices of the Basket Components shown elsewhere in this pricing supplement. For information about the historical closing prices of the Basket Components and the hypothetical closing levels of the Basket during recent periods, see "Information Regarding the Basket and the Basket Components— Hypothetical Historical Information of the Basket" and "Information Regarding the Basket Components—Historical Information of the Basket Components" below. Before investing in the offered Notes, you should consult publicly available information to determine the closing prices of the Basket Components between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Basket Components.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Basket Level, and are expressed as percentages of the principal amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered Notes on the Maturity Date would equal 100.000% of the principal amount of a Note, based on the corresponding hypothetical Final Basket Level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	135.000%
140.000%	135.000%
130.000%	135.000%
120.000%	135.000%
117.500%	**135.000%**
115.000%	130.000%
110.000%	120.000%
105.000%	110.000%
100.000%	**100.000%**
95.000%	95.000%
90.000%	90.000%
85.000%	85.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	**0.000%**

If, for example, the Final Basket Level were determined to be 25.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be 25.000% of the principal amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the principal amount and held them to the Maturity Date, you would lose 75.000% of your investment (if you purchased your Notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the Final Basket Level were determined to be 0.000% of the Initial Basket Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Basket Level were determined to be 150.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Payment Amount, or 135.000% of each $1,000 principal amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Basket Level of greater than 117.50% of the Initial Basket Level.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the principal amount of your Notes and the hypothetical Final Basket Levels are expressed as percentages of the Initial Basket Level. The chart shows that any hypothetical Final Basket Level less than the Initial Basket Level (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.00% of the principal amount of your Notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Basket Level of greater than or equal to 117.50% (the section right of the 117.50% marker on the horizontal axis) would result in a capped return on your investment.



The Payments at Maturity shown above are entirely hypothetical; they are based on market prices of the Basket Components that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes shown above assume you purchased your Notes at their principal amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" beginning on page PS-6 of the product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of any Basket Component and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Cap Level, and the Maximum Payment Amount, which we will set on the Pricing Date, and the actual Final Basket Level to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the table and chart above.

INFORMATION REGARDING THE BASKET AND THE BASKET COMPONENTS

General

The Basket consists of ordinary shares of 25 Spanish companies included in the MSCI Spain 25/50 Index (the "Index"). The Index covers approximately 85% of the equity universe in Spain and includes all large and mid-capitalization stocks that trade on the Primer Mercado segment of the Madrid Stock Exchange. More information about how MSCI constructs its indices is described below. The Basket is static, meaning it will not change based on any future changes in the stocks comprising the Index (the "Index Constituents") or their weighting in the Index.

The Calculation Agent selected the 25 Basket Components from the Index on March 29, 2016 and weighted the Basket using the methodology described below.

Determination of Component Weightings

To determine the Component Weightings of each Basket Component, the Calculation Agent began with the weights of the 25 Index Constituents as of March 29, 2016.

Next, the Calculation Agent capped the weight of any company that was weighted at more than 5% in the Index at 5%, and distributed the excess weight to each of the other non-capped Basket Components pro rata according to their initial weights. The Calculation Agent repeated this reweighting process iteratively until no Basket Component was weighted more than 5%, and the Component Weightings were thus established.

Basket Components

The following table lists the Basket Components and their corresponding Bloomberg tickers, primary listings and initial prices. The initial prices will not be determined until the Pricing Date. Each of the issuers of the Basket Components faces its own business risks and other competitive factors. All of those factors may affect the Percentage Change, and, consequently, the amount payable on your Note, if any, on the Maturity Date.

Bloomberg Ticker	Basket Component	Primary Exchange	Type of Security	Weight in the Index on March 29, 2016*	Component Weighting**	Initial Basket Component Prices (EUR)
ABE SQ	Abertis Infraestructuras, S.A.	Primer Mercado	Ordinary Shares	3.21%	4.476537%	
ACS SQ	ACS, Actividades de Construcción y Servicios, S.A.	Primer Mercado	Ordinary Shares	2.42%	3.372346%	
AENA SQ	Aena, S.A.	Primer Mercado	Ordinary Shares	3.29%	4.588419%	
AMS SQ	Amadeus IT Holding, S.A.	Primer Mercado	Ordinary Shares	4.33%	5.000000%	
BBVA SQ	Banco Bilbao Vizcaya Argentaria, S.A.	Primer Mercado	Ordinary Shares	8.16%	5.000000%	
BKIA SQ	Bankia, S.A.	Primer Mercado	Ordinary Shares	2.00%	2.784233%	
BKT SQ	Bankinter, S.A.	Primer Mercado	Ordinary Shares	2.23%	3.108176%	
CABK SQ	Caixabank, S.A.	Primer Mercado	Ordinary Shares	2.94%	4.101460%	
DIA SQ	Distribuidora Internacional de Alimentación, S.A.U.	Primer Mercado	Ordinary Shares	1.64%	2.283202%	

ELE SQ	Endesa, S.A.	Primer Mercado	Ordinary Shares	2.62%	3.657137%	
ENG SQ	Enagás, S.A.	Primer Mercado	Ordinary Shares	2.70%	3.757036%	
FER SQ	Ferrovial, S.A.	Primer Mercado	Ordinary Shares	3.47%	4.839770%	
GAS SQ	Gas Natural SDG, S.A.	Primer Mercado	Ordinary Shares	2.88%	4.015354%	
GRF SQ	Grifols, S.A.	Primer Mercado	Ordinary Shares	2.66%	3.712729%	
IBE SQ	Iberdrola, S.A.	Primer Mercado	Ordinary Shares	6.59%	5.000000%	
IAG SQ	International Consolidated Airlines Group, S.A.	Primer Mercado	Ordinary Shares	2.62%	3.649055%	
ITX SQ	Industria de Diseño Textil, S.A.	Primer Mercado	Ordinary Shares	6.27%	5.000000%	
MAP SQ	MAPFRE, S.A.	Primer Mercado	Ordinary Shares	1.47%	2.047177%	
POP SQ	Banco Popular Español, S.A.	Primer Mercado	Ordinary Shares	2.00%	2.785348%	
REE SQ	Red Eléctrica Corporación, S.A.	Primer Mercado	Ordinary Shares	3.50%	4.870562%	
REP SQ	Repsol, S.A.	Primer Mercado	Ordinary Shares	4.17%	5.000000%	
SAB SQ	Banco De Sabadell, S.A.	Primer Mercado	Ordinary Shares	3.50%	4.871538%	
SAN SQ	Banco Santander, S.A.	Primer Mercado	Ordinary Shares	13.97%	5.000000%	
TEF SQ	Telefónica, S.A.	Primer Mercado	Ordinary Shares	9.87%	5.000000%	
ZOT SQ	Zardoya Otis, S.A.	Primer Mercado	Ordinary Shares	1.49%	2.079920%	

* Your Notes will be linked to the Basket Components, which will have the Component Weightings in the Basket, and not the weights in the Index.

** Determined by the Calculation Agent as described above. Component Weightings may not add up to 100% due to rounding.

MSCI, Inc. (the "Index Sponsor") divides the Index Constituents into industry sectors based on the Global Industry Classification Standard (GICS) it has designed in conjunction with S&P Dow Jones Indexes. After accounting for the reweighting of the Basket Components as set forth above, the weighting of the industry sectors in the Basket as of March 31, 2016 was: Financials (35.84%), Utilities (18.13%), Industrials (16.78%), Telecommunication Services (9.97%), Consumer Discretionary (6.29%), Information Technology (4.39%), Energy (4.23%), Health Care (2.70%) and Consumer Staples (1.66%) (may not sum to 100% due to rounding). Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Calculation of the Basket

The Initial Basket Level is 100. The Final Basket Level will equal (i) 100 times (ii) the sum of 1 plus, as calculated for each Basket Component, (a) the Basket Component Return multiplied by (b) its Component Weighting (subject to anti-dilution adjustments described under "—You Will Have Limited Anti-Dilution Protection" on page P-14 of this pricing supplement).

The MSCI Spain 25/50 Index

The Index is a free float adjusted market capitalization index and is part of the MSCI Global Investable Market Indices, the methodology of which is described below. The Index is considered to be a "standard" developed market index, which means it consists of all eligible large capitalization and mid-capitalization stocks, as determined by MSCI, in the developed market of Spain. Additional information about the MSCI Global Investable Market Indices is available on the following website: https://www.msci.com/index-methodology. The 25/50 Indexes methodology is available on the following website: https://www.msci.com/eqb/methodology/meth_docs/MSCI_Feb14_25_50_Indices_Methodology.pdf.

We are not incorporating by reference the website or any material it includes in this pricing supplement.

Construction of the MSCI Indices

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules for the standard index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI global index series, which will be classified as either "developed markets," "emerging markets" or "frontier markets". Spain is considered a developed market. All listed equity securities are eligible for inclusion in the equity universe. Conversely, mutual funds, exchange-traded funds, equity derivatives, and most investment trusts are not eligible for inclusion in the equity universe.

(ii) Country Classification of Eligible Securities: Each company and its securities (*i.e.*, share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indexes within the MSCI Europe Index are derived from the Index Constituents of the MSCI Europe Index under the Global Investable Market Indexes methodology.

The global investable equity universe is the aggregation of all market investable equity universes. The investability screens used to determine the investable equity universe in each market are:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

- First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company's free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.
- Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, the full market capitalization of the company at that point defines the equity universe minimum size requirement.
- The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

As of November 2015, the equity universe minimum size requirement was set at US$203,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, described below.

(ii) Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(iii) Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by its twelve-month and three-month annualized traded value ratio and three month frequency of trading. This measure attempts to mitigate the impact of extreme daily trading volumes and takes into account the free float-adjusted market capitalization of securities. In the calculation of a security's annualized traded value ratio, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of the 3-month annualized traded value ratio and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of the 12-month annualized traded value ratio, are required for inclusion of a security in a market investable equity universe of a developed market such as Spain. Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not an Index Constituent in a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security's share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a "foreign inclusion factor" for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. Typically, securities with a foreign inclusion factor of less than 0.15 will not be eligible for inclusion in MSCI's indices.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings and large primary/secondary offerings of non index-constituents are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index outside of a quarterly or semi-annual index review.

(vi) Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as "foreign room") must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large Cap + Mid Cap + Small Cap)
- Standard Index (Large Cap + Mid Cap)
- Large Cap Index
- Mid Cap Index
- Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the segment number of companies and associated market size segment cutoffs; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements. For developed market indices, the market coverage for a standard index is 85%. As of October 2015, the global minimum size range for a developed market standard index is a full market capitalization of USD 2.52 billion to USD 5.80 billion.

25/50 Methodology

The Index is derived from the MSCI Spain Index. The MSCI 25/50 Indices, which include the Index, take into account the investment limits imposed by the U.S. Internal Revenue Code on regulated investment companies in order for MSCI to offer a benchmarking alternative for regulated investment company compliant funds. One requirement of a regulated investment company is that at the end of each quarter of its tax year no more than 25% of the value of its assets may be invested in a single issuer and the sum of the weights of all issuers representing more than 5% of the fund should not exceed 50% of the fund's total assets.

MSCI constructs the Index by applying these weight constraints to the non-constrained, free-float adjusted market capitalization weighted MSCI Spain Index at or as closely as possible to each quarterly rebalancing of the MSCI Spain Index. As a result, the Index has the following constraints: (i) No issuer exceeds 25% of index weight, and (ii) all issuers with weight above 5% cannot exceed 50% of the index weight. MSCI also intends that the index minimizes the tracking error from the MSCI Spain Index, while keeping index turnover to a reasonable level. The tracking error is measured as the sum of the squared weight differences between the Index Constituent weights of the Index and the MSCI Spain Index. The methodology also applies a transaction cost as a proxy for index turnover on rebalancing. In addition, the minimum weight of any stock in the Index cannot be below the weight of the smallest component in the MSCI Spain Index. A buffer rule resulting in a buffer of 10% of the value of each constraint is used in order to reduce the risk of non-compliance with the weight constraints due to short term market movements between two quarterly rebalancings. As a result, at the point of constructing or rebalancing the Index, the weight of any single issuer cannot exceed 22.5% of the index weight and all issuers with weight above 4.5% cannot exceed 45% of the index weight.

The Index currently has 25 Index Constituents.

Hypothetical Historical Information of the Basket

Because the Basket is a newly created Basket and its level will begin to be calculated and published only on the Pricing Date, there is no actual historical information about the closing levels of the Basket as of the date of this pricing supplement. Therefore, the hypothetical closing levels of the Basket provided in the table below were calculated from publicly available historical closing prices of each Basket Component in accordance with the methodology of the Basket and subject to several factors described below.

The following graph sets forth the hypothetical closing levels of the Basket for the period from February 11, 2015 through April 7, 2016, assuming that the level of the Basket was 100 on February 11, 2015. The hypothetical closing levels of the Basket begin at February 11, 2015 because one of the Basket Components, Aena, S.A., has available historical date only From February 11, 2015 through April 7, 2016. We derived the levels based on the method to calculate the level of the Basket as described in this document and on actual closing prices of the Basket Components on the relevant date. The level of the Basket has been adjusted such that its hypothetical closing level on February 11, 2015 was 100. As noted in this document, the Initial Basket Level will be set at 100 on the Pricing Date. The level of the Basket can increase or decrease due to changes in the closing prices of the Basket Components.



You should not take the hypothetical historical closing levels of the Basket as an accurate estimate of historical levels or an indication of the future closing levels of the Basket. Because the hypothetical closing levels of the Basket were calculated based on additional factors that may not be true when the actual level of the Basket for the Notes is calculated on and after the Pricing Date, you should not take the hypothetical levels of the hypothetical Basket shown above as an accurate estimate of historical performance or an indication of the future performance of the Basket. We cannot give you any assurance that the future performance of the Basket for the Notes will follow a pattern similar to that of the hypothetical levels of the hypothetical Basket shown above and we cannot give you any assurance that the future performance of the Basket will result in your receiving an amount greater than the outstanding principal amount of your Notes on the Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Basket. The actual performance of the Basket over the life of the offered Notes, as well as the Payment at Maturity may bear little relation to the hypothetical historical levels shown above.

The closing prices of the Basket Components in the Index have fluctuated in the past and, therefore, so has the hypothetical level of the Basket. Also, the actual level of the Basket may, in the future, experience significant fluctuations. Any upward or downward trend in the hypothetical level of the Basket during any period shown below is not an indication that the actual level of the Basket is more or less likely to increase or decrease at any time during the term of your Notes.

Historical Information of the Basket Components

This pricing supplement relates only to the Notes offered hereby and does not relate to any Basket Components or other securities of any Basket Component Issuer. We derived all disclosures in this pricing supplement regarding the Basket Component Issuers from publicly available documents. In connection with the offering of the Notes, none of us, GS&Co., or our or their respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in the Notes, should conduct your own investigation into the Basket Components and each Basket Component Issuer.

The graphs below set forth the information relating to the historical performance of each Basket Component.

The graphs below show the daily historical closing levels of each Basket Component from January 1, 2006 through April 7, 2016. We obtained the information regarding the historical performance of each Basket Component in the charts below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurance can be gives as to the Final Basket Component Price of any Basket Component or the Final Basket Level. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

Abertis Infraestructuras, S.A. is an international group which manages mobility and telecommunications infrastructures.



ACS, Actividades de Construcción y Servicios, S.A. is an engineering and contracting company that develops civil and industrial infrastructures.



Aena, S.A. is an airport and heliport management company.



Amadeus IT Holding, S.A. processes transactions for the global travel and tourism industry.



Banco Bilbao Vizcaya Argentaria, S.A. is a financial group providing retail banking, asset management, private banking and wholesale banking.



Banco De Sabadell, S.A. is a private banking group.



Banco Popular Español, S.A. is a financial institution offering retail banking services.



Banco Santander, S.A. is a financial group offering financial products.



Bankia, S.A. is a financial group offering lending and management services.



Bankinter, S.A. is a financial institution.



Caixabank, S.A. is a financial group engaging in banking and insurance businesses.



Distribuidora Internacional de Alimentación, S.A.U. is a discount food retailer.



Enagás, S.A. develops and maintains natural gas infrastructures.



Endesa, S.A. supplies, generates and distributes electricity and operates in the natural gas distribution market.



Ferrovial, S.A. is an infrastructure operator and industrial company, operating in the construction, airport, toll road and municipal services sectors.



Gas Natural SDG, S.A. supplies natural gas and electricity in Spain and Latin America.



Grifols, S.A. develops and produces bioscience therapies made from human plasma, hospital and pharmacy IV solutions and diagnostic tools for laboratory professionals.



Iberdrola, S.A. generates, distributes, trades and markets electricity.



Industria de Diseño Textil, S.A. designs, manufactures and distributes apparel.



International Consolidated Airlines Group, S.A. provides international and domestic air passenger and cargo transportation services.



MAPFRE, S.A. offers insurance services, including health, life, homeowners, commercial, industrial risk, burial, accident, automobile and third-party liability insurance policies.



Red Eléctrica Corporación, S.A. maintains and operates Spain's electricity system.



Repsol, S.A. explores for and produces crude oil and natural gas. Repsol, S.A. also refines petroleum and transports petroleum products and liquefied petroleum gas.



Telefónica, S.A. provides telecommunications services, including fixed-line and mobile telephone, internet and data transmission services.



Zardoya Otis, S.A. manufactures, installs and services elevators and elevator equipment.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of certain U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This discussion replaces the federal income tax discussions in the product prospectus supplement and accompanying prospectus.

This discussion applies to you only if you are the original investor in the Notes and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
- a financial institution or a bank,
- a regulated investment company or a real estate investment trust or a common trust fund,
- a life insurance company,
- a tax-exempt organization or an investor holding the Notes in a tax-advantaged account (such as an "Individual Retirement Account" or "Roth IRA"),
- a person that owns Notes as part of a straddle or a hedging or conversion transaction, or who has entered into a "constructive sale" with respect to a note for tax purposes,
- a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar, or
- a trader in securities who elects to apply a mark-to-market method of tax accounting.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This discussion, other than the section entitled "Non-U.S. Holders" below, is applicable to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of a note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

Section 1297. In addition, we will not attempt to ascertain whether any Basket Component Issuer would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a note. You should refer to information filed with the Securities and Exchange Commission or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

U.S. Tax Treatment. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the Notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the Basket. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above.

Possible Change in Law. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

The House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2016, is $12,400). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions ("Reportable Transactions") on IRS Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Notes will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain from the sale, exchange or redemption of the Notes or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank and the Basket Component Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to GS&Co., or will offer the Notes directly to investors. GS&Co. and its affiliates will receive a discount of $11.90 per $1,000 principal amount, comprised of $2.50 of fees and $9.40 of selling commission for Notes that it sells to investors. The Issuer or an affiliate expects to enter into swap agreements or related hedge transactions with Goldman Sachs International and/or its affiliates in connection with the sale of the Notes, and Goldman Sachs International and/or an affiliate may earn income as a result of payments pursuant to the swap, or the related hedge transactions. See "Supplemental Plan of Distribution (Conflicts of Interest)" in the product prospectus supplement. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about April 20, 2016, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three Business Days from the Pricing Date, purchasers who wish to trade the Notes more than three Business Days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

See "Plan of Distribution" in the prospectus. For additional information as to the relationship between us and TDS, please see the section "Supplemental Plan of Distribution (Conflicts of Interest)" in the product prospectus supplement.

We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the Notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. *If a purchaser buys the Notes from us or GS&Co. or any of our or their respective affiliates, this pricing supplement is being used in a market-making transaction unless we or GS&Co. or any of our or their respective affiliates informs such purchaser otherwise in the confirmation of sale.*